FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

                                 24 September 2004


       BG Group presents an update on activities in Egypt to analysts

BG Group will host a visit for analysts to Egypt on 27 and 28 September 2004. This event will be hosted by Ashley Almanza, Chief Financial Officer and Stuart Fysh, Executive Vice President and Managing Director, Mediterranean Basin and Africa.

A webcast of the presentation can be accessed live at 8.00am (UK time) on Monday, 27 September via the BG Group website (www.bg-group.com), after which a recording of the webcast and a copy of the presentation will be available at this site.
The presentation will include the following new information:

   - Acceleration of the schedule for first gas from Phase 2 of the Rosetta development.

   - Acceleration of the schedule to drill two additional production wells in the Simian field in the BG Group-operated West Delta Deep Marine (WDDM) Concession offshore the Nile Delta.

   - BG Group anticipates drilling approximately 25 wells (including the additional production wells in the Simian field) in Egypt during the remainder of 2004 and 2005.

   - Additional 5 per cent capacity expected at Egyptian LNG due to operational debottlenecking.

   - Egypt's upstream unit operating costs will be, on average, less than $1.00 per boe.

   - Details of two new proposed exploration concessions in the Nile Delta.

                                     -ends-

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Enquiries:

Communications                                            +44 (0)118 929 3717
Out of hours media pager:                                 +44 (0) 7659 150428
Investor Relations                                        +44 (0) 118 929 3025
Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 September 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary